S03/6/03

VF 3-5-03

03002246

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED MAR - 3 2003 MAIL PROCESSING WASH, D.C. 181 SECTION

SEC FILE NUMBER
8-42473

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WALL STREET SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 S.W. SIXTH AVENUE, SUITE 1105
(No. and Street)

PORTLAND (City) OREGON (State) 97204 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD J. GREULICH (503) 226-6064
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TIMOTHY L. STEERS; CERTIFIED PUBLIC ACCOUNTANT, LLC
(Name — *if individual, state last, first, middle name*)

4380 S.W. MACADAM AVENUE, SUITE 210, PORTLAND, OREGON 97239-6404
(Address) (City) (State) Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 19 2003

OATH OR AFFIRMATION

I, RICHARD J. GREULICH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WALL STREET SECURITIES, INC., as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

OFFICIAL SEAL
LISA D. SUTHARD
NOTARY PUBLIC-OREGON
COMMISSION NO. 342007
MY COMMISSION EXPIRES JAN. 15, 2005

Signature

PRESIDENT
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WALL STREET SECURITIES, INC.

Year ended December 31, 2002

Contents

Timothy L. Steers
Certified Public Accountant, LLC

The River Forum
4380 S.W. Macadam, Suite 210
Portland, Oregon 97239-6404

Phone: 503/274-6296
Fax: 503/274-6297
E-mail: tim@steerscpa.com

REPORT OF INDEPENDENT AUDITORS

To the Stockholder
Wall Street Securities, Inc.

We have audited the accompanying statement of financial condition of Wall Street Securities, Inc. as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wall Street Securities, Inc. as of December 31, 2002 in accordance with U.S. generally accepted accounting principles.

Timothy L. Steers, CPA, LLC

February 21, 2003
Portland, Oregon

WALL STREET SECURITIES, INC.

Statement of Financial Condition

December 31, 2002

ASSETS

Cash	$ 491
Deposit with clearing organization	2,500
Receivable from brokers, dealers and clearing organizations	10,985
Securities owned	9,521
Deferred tax asset, net	5,711
Furniture, less accumulated depreciation of $54	846
	$ 30,054

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Note payable to bank	$ 1,533
Payable to brokers, dealers and clearing organizations	3,040
Accounts payable	1,163
Accrued state income taxes	10
Stockholder's equity:	
Common Stock, no par value; shares authorized 10,000; shares issued and outstanding 1,000	100
Additional paid-in capital	45,610
Accumulated deficit	(21,402)
Total stockholder's equity	24,308
	$ 30,054

See accompanying notes.

WALL STREET SECURITIES, INC.

Notes to Statement of Financial Condition

December 31, 2002

1. Summary of significant accounting policies

Organization: Wall Street Securities, Inc. (the "Company") is an Oregon corporation and a registered broker-dealer in securities under the United States Securities and Exchange Act of 1934, as amended. The Company renders broker-dealer services in securities on an agency basis to its customers, who are fully introduced to Emmett A. Larkin Company, Inc. The Company is exempt from the reserve requirements under United States Securities and Exchange Commission (the "SEC") Rule 15c3-3(k)(2)(B), since it does not handle or carry customer securities and cash.

Cash and cash equivalents: The Company considers all cash accounts that are not subject to withdrawal restrictions or penalties, and highly liquid investments with original maturities of three months or less when purchased to be cash or cash equivalents.

Securities owned: Securities owned, which consist of cash in money market accounts, are valued at current market prices.

Furniture: Furniture is reported at cost. Depreciation is computed using the straight-line method over seven year, the estimated life of the furniture.

Accounting for derivative instruments and hedging activities: The Company records all derivatives on the statement of financial condition at fair value. Changes in the fair value of derivatives are recognized in operations when they occur, unless the derivatives qualify as hedges. If a derivative qualifies as a hedge, the Company can elect to use hedge accounting. The type of accounting to be applied varies depending on the nature of the exposure that is being hedged; change in fair value, change in cash flows, or change in foreign currency.

Accounting for transfers of financial assets and extinguishments of liabilities: Transfers of financial assets in which the Company surrenders control over those assets is accounted for as a sale to the extent that consideration other than beneficial interests in the transferred assets is received in exchange.

The Company separately classifies financial assets pledged as collateral and recognizes those assets, and the obligation to return them, in certain circumstances in which the Company has taken control of those assets. In addition, the Company de-recognizes a liability only if the debtor is relieved of its obligation through payment to the creditor or by being legally released from being the primary obligor under the liability, either judicially or by the creditor.

Income taxes: Deferred income taxes are reported using the asset and liability method. Deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences.

WALL STREET SECURITIES, INC.

Notes to Statement of Financial Condition

December 31, 2002

1. Summary of significant accounting policies (continued):

Income taxes (continued): Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred taxes also are recognized for operating losses that are available to offset future taxable income. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Use of estimates: The process of preparing financial statements in conformity with U.S. generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amount of assets and liabilities at the date of the statement of financial condition. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Net capital requirements

The Company is subject to the SEC Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to the net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting capital ratio would exceed 10 to 1. The Company had net capital of $8,211 at December 31, 2002, which was $3,211 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .6998 to 1 at December 31, 2002. Net capital and the ratio of aggregate indebtedness to net capital may fluctuate on a daily basis.

3. Note payable to bank

The Company borrows from a bank on a short-term basis, primarily for working capital purposes, under a $10,000 revolving, unsecured line-of-credit. Borrowings bear interest at a variable rate, which was 13.75% per annum as of December 31, 2002. Interest is due monthly.

4. Income taxes

Deferred tax asset, net consisted of the following:

Deferred tax asset - net operating loss carryovers	$ 5,894
Deferred tax liability – depreciation	(183)
Deferred tax asset, net	$ 5,711

As of December 31, 2002, the Company had operating loss carryovers of approximately $27,300 available to offset future taxable income, if any. The operating loss carryovers, if not utilized against future taxable income, expire $700 in

WALL STREET SECURITIES, INC.

Notes to Statement of Financial Condition

December 31, 2002

4. Income taxes (continued)

the year 2008; $900 in the year 2009; $400 in the year 2010; $4,400 in the year 2013; $5,100 in the year 2020; $4,200 in the year 2021; and $11,600 in the year 2022.

5. Related party transactions

The Company sub-rents its office facilities based on square footage occupied and rents equipment based on usage from a corporation owned by the sole stockholder of the Company. Amounts paid to this related corporation aggregated $33,200 for the year ended December 31, 2002.

6. Off-balance-sheet risk and contingencies

The Company enters into commitments to purchase and sell securities, forward contracts and option contracts in the normal course of business. These financial instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amounts recorded on the balance sheet.

Through the Company's agency agreement with Emmett A. Larkin Company, Inc., the Company may be required to repurchase securities from this agent if significant defects in the purchase or sales documentation are subsequently discovered by the agent or if the customer defaults on the payment. If a repurchase request is made, the Company will either attempt to remedy the deficiency and have the agency rescind the transaction, or repurchase or sell the security, sometimes at a loss.

7. Concentration risk

The Company grants credit to customers in the Western portion of the United States. The ability of the Company to collect its receivables from its customers is dependent upon the economic fluctuation in the area the Company serves.

8. Availability of Financial Information

The current audited financial statements as of December 31, 2002 are available for inspection at the offices of the Company, at the Los Angeles regional offices of the Securities and Exchange Commission and at the offices of the New York Stock Exchange.